Mail Stop 4561

December 2, 2008

Kirby A. Tyndall
Executive Vice President, Secretary, Treasurer and Chief Financial Officer
Bank of Granite Corporation
P.O. Box 128
Granite Falls, NC 28630

> **Re:** **Bank of Granite Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 20, 2008**
> **File No. 000-15956**

Dear Mr. Tyndall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel